Exhibit 99.1

October 22, 2014

Dear Shareholder,

You are cordially invited to attend the 2014 Annual General Meeting of Shareholders of AudioCodes Ltd., to be held on November 25, 2014, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. AudioCodes’ board of directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of AudioCodes, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations submitted to the SEC subsequently as reports on Form 6-K, all of which are available on our website at www.audiocodes.com.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Stanley Stern

Stanley Stern

Chairman of the Board of Directors

AUDIOCODES LTD.

_______________

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 25, 2014

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on November 25, 2014 at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To reelect Dr. Eyal Kishon as an outside director for an additional term of three years;
(2)	Subject to approval of Proposal One, to approve the grant of options to purchase Ordinary Shares of the Company to Dr. Eyal Kishon for his services as an outside director of the Company;
(3)	To reelect Mr. Joseph Tenne as a Class II director for an additional term of three years;
(4)	Subject to approval of Proposal Three, to approve the grant of options to purchase Ordinary Shares of the Company to Mr. Joseph Tenne for his services as a director of the Company;
(5)	To elect Ms. Zehava Simon as a Class I Director for a term of two years;
(6)	Subject to approval of Proposal Five, to approve the grant of options to purchase Ordinary Shares of the Company to Ms. Zehava Simon for her services as a director of the Company;
(7)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2014, and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and
(8)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2013.

The foregoing items of business are more fully described in the Proxy Statement that was first distributed on October 22, 2014, and will be mailed to its shareholders of record. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the “Distribution Sites”). Furthermore, shareholders may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4000. Shareholders may send statements of position in accordance with Israeli law to the Company no later than November 15, 2014. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than October 29, 2014. If we determine that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law, we will publish a revised agenda in the manner set forth in the Proxy Statement.

Each member of The Tel-Aviv Stock Exchange Ltd. (a “Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the Member; provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date (as defined below).

A shareholder whose shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on October 17, 2014 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, in order to approve the reelection of Dr. Eyal Kishon as an outside director in accordance with Proposal No. 1, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total number of shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or whether you have a personal interest in the adoption of Proposal No. 1. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the Company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company.

All shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than November 24, 2014, at 2:00 p.m. Israel time.

FOR THE BOARD OF DIRECTORS

Stanley Stern

Chairman of the Board

Lod, Israel
October 22, 2014

AUDIOCODES LTD.

_______________

PROXY STATEMENT FOR 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 25, 2014

The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on November 25, 2014, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

These proxy solicitation materials were first distributed on October 22, 2014, and will be mailed to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on October 17, 2014 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

On the Record Date, 54,706,474 Ordinary Shares were issued, of which 42,785,988 Ordinary Shares were outstanding and 11,920,486 Ordinary Shares were held in treasury.

Revocability of Proxies

A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. If you return a duly executed proxy card to us, you may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Ordinary Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. “Broker non-votes” are shares held by brokers or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary authority under the applicable rules to vote on “routine” matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election and compensation of directors (Proposals No. 1 through 6), which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares to count.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2013.

Name and Principal Position	Salary ($)	Bonus ($) (1)	Equity-Based Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Shabtai Adlersberg – CEO	$421,310		$681,062	$160,607	$1,262,979
Guy Avidan – CFO	$235,559		$187,650	$55,941	$479,151
Lior Aldema - COO and Head of Global Sales	$307,162	$109,490	$204,000	$46,346	$666,999
Yehuda Herscovici – VP Product Management	$186,729		$213,750	$56,089	$456,568
Eyal Frishberg – VP Operations	$167,886		$165,750	$56,011	$389,647

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(u) to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2013.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in the table represent incremental cost to the Company.

As of September 30, 2014, the total number of options and unvested restricted share grants outstanding under the Company’s equity incentive plans was 3,320,706 and the total number of shares available for grant under its current equity incentive plan was 1,319,502. The total potential dilution to shareholders, consisting of shares granted and shares reserved for future grant, is 9.77% of the total outstanding, based upon 42,843,338 Ordinary Shares outstanding as of September 30, 2014.

BOARD OF DIRECTORS

The Company’s Board of Directors currently has six directors, including two outside directors within the meaning of the Israeli Companies Law (the “Companies Law”). The Company’s Articles of Association provide for a classified Board of Directors, with the Company’s directors (other than its outside directors) being divided into Class I, Class II and Class III directors. Following the Meeting, assuming the reelection of Dr. Eyal Kishon as an outside director under Proposal 1, the reelection of Mr. Joseph Tenne as a Class II director under Proposal 3, and the election of Ms. Zehava Simon as a Class I director under Proposal 5, the Company’s Board of Directors shall consist of six directors, including two outside directors within the meaning of the Companies Law.

The term of Mr. Joseph Tenne as a Class II director expires at the Meeting and he has been nominated for reelection at this Meeting (see Proposal 3). Ms. Zehava Simon, nominated for election at the Meeting as a Class I director (see Proposal 5) will, if elected, hold office until the 2016 Annual General Meeting of Shareholders. The Company’s Class III directors, Messrs. Shabtai Adlersberg and Stanley Stern, will hold office until the 2015 Annual General Meeting of Shareholders.

In addition, the Company’s outside directors are Mr. Doron Nevo and Dr. Eyal Kishon. Mr. Nevo’s term expires in 2015. The term of Dr. Kishon is scheduled to expire at the Meeting, and he has been nominated for reelection at this Meeting (see Proposal 1). These two outside directors have each been determined by our Board to meet the independence requirements of the NASDAQ Global Select Market.

In accordance with the Companies Law, each of the Company’s directors who is standing for reelection or election at the Meeting has certified to the Company that he or she meets all the requirements of the Companies Law for the election as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

Messrs. Adlersberg, Stern and Nevo are not standing for reelection at the Meeting. Biographical information concerning Messrs. Adlersberg, Stern and Nevo follows for informational purposes only.

Stanley Stern became a director and our Chairman of the Board in December 2012. From 2008 until 2013 Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From March 2004 until December 2007, he served as a Managing Director and Head of Investment Banking at Oppenheimer. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on AMEX, and, since 2012, he has continued to serve as a Director of Tucows, Inc. Since 2012 he has also served as a director of Given Imaging Ltd., a NASDAQ-listed manufacturer of GI medical devices. From 2004 until 2009, he served as a director of Odimo Inc., an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. Mr. Stern received his MBA from Harvard Business School and a BS from Queens College.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and a director since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. and as a director of CTI Squared Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne is the Vice president of Finance of Itamar Medical Ltd., a company listed on the Tel Aviv-Stock Exchange, which is engaged in the medical devices business. From April 2014 until July 2014, Mr. Tenne served as the Chief Financial Officer of Orgenesis Inc., a company listed on the OTCQB Market in the U.S., which is a development stage company in the cell therapy field. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne serves as a member of the boards of directors of Enzymotrec Ltd., Orbotech Ltd. and MIND C.T.I. Ltd., all of which are Israeli Nasdaq-listed companies. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Zehava Simon was appointed a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation which she joined in 1982. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of Nova Measuring Instruments a publicly-listed company traded on NASDAQ and TASE, since July 2014 and of Amiad Filtration Systems, a public company traded on the London Stock Exchange, since March 2014. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon holds a bachelor’s degree in social sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in business and management from Boston University.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1998 to 2011, Dr. Kishon served as a director of Allot Communications Ltd. )NASDAQ ALLT(. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion - Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

Doron Nevo has served as one of our directors since 2000. Mr. Nevo is President and CEO of KiloLambda Technologies Ltd., an optical nanotechnology company, which he co-founded in 2001. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Etgar – Portfolio Management Trust Co. and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

The Independence of Our Board of Directors

A majority of the Company’s directors must meet the independence standards specified in the NASDAQ Global Select Market’s Corporate Governance Requirements. Following the Annual Meeting, assuming the election of all nominees, our Board will consist of six members, 5 of whom will be independent under the NASDAQ Corporate Governance Requirements. Specifically, our Board has determined that Mr. Stanley Stern, Mr. Joseph Tenne, Ms. Zehava Simon, Mr. Doron Nevo and Dr. Eyal Kishon, meet the independence standards of the NASDAQ Corporate Governance Requirements. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence. None of our directors, other than Shabtai Adlersberg, is a member of our executive team.

PROPOSAL ONE

REELECTION OF DR. EYAL KISHON AS AN OUTSIDE DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. An outside director serves for a term of three years, which may be extended for additional three-year terms. Pursuant to a regulation adopted under the Companies Law, a company listed on the NASDAQ Stock Market may elect as an outside director, for additional terms of up to three years each, a person who has completed two terms of service as an outside director if the company’s audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her service as an outside director is in the best interests of the company. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the Company’s Audit Committee, and at least one outside director must serve on each committee of the Company’s Board of Directors. The Chair of the Audit Committee must also be an outside director.

As noted above, the Company’s outside directors are Mr. Doron Nevo and Dr. Eyal Kishon. Mr. Nevo’s term expires in 2015. The term of Dr. Kishon is scheduled to expire at the Meeting, and he has been nominated for reelection at this Meeting.

Biographical information concerning Dr. Kishon, the nominee for reelection as an outside director, is set forth above.

The Company’s Nominating Committee recommended that Dr. Kishon be reelected as an outside director at the Meeting for an additional three year term. The Company’s Board of Directors has found that Dr. Kishon has all necessary qualifications required to serve as an outside director under the Companies Law and as an independent director under the Corporate Governance Requirements of the NASDAQ Global Select Market.

Proposal

The shareholders are being asked to reelect Dr. Eyal Kishon as an outside director for an additional term of three years, expiring at the 2017 Annual General Meeting of Shareholders. Management knows of no current circumstances that would render Dr. Kishon unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Dr. Eyal Kishon to the Board of Directors of the Company to serve as outside director for an additional term of three years.”

Vote Required

The reelection of Dr. Eyal Kishon as an outside director requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on his reelection. In addition, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total number of shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Board Recommendation

The Board of Directors recommends a vote “FOR” the reelection of Dr. Eyal Kishon as an outside director for an additional term of three years.

PROPOSAL TWO
APPROVAL OF GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO
DR. EYAL KISHON FOR HIS SERVICES AS AN OUTSIDE DIRECTOR OF THE COMPANY

Background

At the 2013 Annual General Meeting of Shareholders, the Company’s Executives Compensation Policy for its Directors and Officers was approved as required by the Israeli Companies Law (the “Compensation Policy”).

In accordance with the Compensation Policy, the Compensation Committee, the Audit Committee and the Board of Directors of the Company approved, subject to shareholder approval and the reelection of Dr. Kishon as an outside director, the grant of options to Dr. Kishon to purchase 22,500 Ordinary Shares of the Company, with 7,500 options to vest upon each of the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Dr. Kishon as an outside director of the Company, with all the options becoming fully vested and exercisable upon a change of control of the Company. These options will have an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting.

Proposal

The shareholders are being asked to approve the grant of options to purchase Ordinary Shares to Dr. Eyal Kishon for his services as an outside director of the Company, as set forth above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that subject to approval of Proposal One, Dr. Kishon be awarded compensation for services as an outside director in options to purchase Ordinary Shares as follows: an aggregate of 22,500 options to purchase Ordinary Shares, of which 7,500 shall vest upon each of the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Dr. Kishon as an outside director of the Company, with all the options becoming fully vested and exercisable upon a change of control of the Company. These options shall be granted at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting and upon the terms approved by the Company’s Audit Committee and Board of Directors.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the approval of the grant of options to purchase Ordinary Shares to Dr. Eyal Kishon for his services as an outside director of the Company.

PROPOSAL THREE
REELECTION OF JOSEPH TENNE AS A CLASS II DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Company’s Nominating Committee recommended that Mr. Joseph Tenne be reelected to serve as a Class II director for an additional term of three years, expiring at the 2017 Annual General Meeting of Shareholders, or until his successor is elected.

Biographical information concerning Mr. Tenne, the nominee for re-election as a Class II director, is set forth above.

Proposal

The shareholders are being asked to reelect Joseph Tenne as a Class II director for a term of three years to expire at the 2017 Annual General Meeting of Shareholders, or until his successor is elected. Management knows of no current circumstances that would render Mr. Tenne unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Joseph Tenne to the Board of Directors of the Company to serve as a Class II director for a term to expire at the 2017 Annual General Meeting of Shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the reelection of Joseph Tenne as a Class II director for a term to expire at the 2017 Annual General Meeting of Shareholders.

PROPOSAL FOUR
APPROVAL OF GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO MR. JOSEPH TENNE FOR HIS SERVICES AS A DIRECTOR OF THE COMPANY

Background

At the 2013 Annual General Meeting of Shareholders, the Compensation Policy was approved as required by the Israeli Companies Law.

In accordance with the Compensation Policy, the Compensation Committee, the Audit Committee and the Board of Directors of the Company approved, subject to shareholder approval and the reelection of Mr. Tenne as a director of the Company, the grant of options to Mr. Tenne to purchase 22,500 Ordinary Shares of the Company, with 7,500 options to vest upon each of the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Mr. Tenne as a director of the Company, with all the options becoming fully vested and exercisable upon a change of control of the Company. These options will have an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting.

Proposal

The shareholders are being asked to approve the grant of options to purchase Ordinary Shares to Mr. Joseph Tenne for his services as a director of the Company, as set forth above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that subject to approval of Proposal Three, Mr. Tenne be awarded compensation for services as a director in options to purchase Ordinary Shares as follows: an aggregate of 22,500 options to purchase Ordinary Shares, of which 7,500 shall vest upon each of the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Mr. Tenne as a director of the Company, with all the options becoming fully vested and exercisable upon a change of control of the Company. These options shall be granted at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting and upon the terms approved by the Company’s Audit Committee and Board of Directors.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the approval of the grant of options to purchase Ordinary Shares to Mr. Joseph Tenne for his services as a director of the Company.

PROPOSAL FIVE
THE ELECTION OF MS. ZEHAVA SIMON AS A CLASS I DIRECTOR
FOR A TERM OF TWO YEARS

Background

The Company’s Board of Directors currently has six directors, including two outside directors within the meaning of the Companies Law. The Company’s Articles of Association provide for a classified Board of Directors with the Company’s directors (other than its outside directors), being divided into Class I, Class II and Class III directors.

The Company’s Nominating Committee recommended that Ms. Simon be elected to serve until the 2016 Annual General Meeting of Shareholders, or until her successor is elected.

Biographical information concerning Ms. Simon, the nominee for election as a Class I director, is set forth above.

Proposal

The shareholders are being asked to elect Zehava Simon as a Class I director for a term until the 2016 Annual General Meeting of Shareholders, or until her successor is elected. Management knows of no current circumstances that would render Ms. Simon unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby elect Ms. Zehava Simon to the Board of Directors of the Company to serve as a Class I director for a term until the 2016 Annual General Meeting of Shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the election of Zehava Simon as a Class I director for a term until the 2016 Annual General Meeting of Shareholders.

PROPOSAL SIX
APPROVAL OF GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO MS. ZEHAVA SIMON FOR HER SERVICES AS A DIRECTOR OF THE COMPANY

Background

At the 2013 Annual General Meeting of Shareholders, the Compensation Policy was approved as required by the Israeli Companies Law.

In accordance with the Compensation Policy, the Compensation Committee, the Audit Committee and the Board of Directors of the Company approved, subject to shareholder approval and the election of Ms. Simon as a director, the grant of options to Ms. Simon to purchase 22,500 Ordinary Shares of the Company, with 7,500 options to vest upon each of the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Ms. Simon as a director of the Company, with all the options becoming fully vested and exercisable upon a change of control of the Company. These options will have an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting.

Proposal

The shareholders are being asked to approve the grant of options to purchase Ordinary Shares to Ms. Zehava Simon for her services as a director of the Company, as set forth above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that subject to approval of Proposal Five, Ms. Simon be awarded compensation for services as a director in options to purchase Ordinary Shares as follows: an aggregate of 22,500 options to purchase Ordinary Shares, of which 7,500 shall vest upon each of the first, second and third anniversaries of the date of the Meeting, subject to the continuing service of Ms. Simon as a director of the Company, with all the options becoming fully vested and exercisable upon a change of control of the Company. These options shall be granted at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the Meeting and upon the terms approved by the Company’s Audit Committee and Board of Directors.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the approval of the grant of options to purchase Ordinary Shares to Ms. Zehava Simon for her services as a director of the Company.

PROPOSAL SEVEN
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2014. Kost Forer Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and will be available to respond to appropriate questions raised during the Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for 2014, and to authorize the Company’s Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2014 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the ratification of the appointment of the Company’s independent auditors and the authorization of the compensation of the auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2013

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2013. The Annual Report on Form 20-F of the Company filed with the U.S. Securities and Exchange Commission (SEC) for the year ended December 31, 2013, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for this Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than October 29, 2014. If the Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than October 30, 2014 by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

Shareholder Proposals for Annual General Meeting in 2015

To be considered for inclusion in the Company’s proxy statement for the 2015 Annual General Meeting of Shareholders (the “2015 AGM”) pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the General Counsel of the Company, 1 Hayarden Street, Airport City, Lod 7019900, Israel, and must otherwise comply with the requirements of the Companies Law.

We currently expect that the agenda for the 2015 AGM will include (1) the election (or reelection) of Class III directors; (2) the election (or reelection) of an outside director; (3) the approval of the appointment (or reappointment) of the Company’s auditors; and (4) presentation and discussion of the financial statements of the Company for the year ended December 31, 2014 and the auditors’ report for this period, as well as such other matters as the Board shall decide to include in the agenda.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2015 AGM by submitting their proposals in writing to AudioCodes Ltd., 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the agenda for the 2015 AGM, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the 2015 AGM, i.e., no later than August 27, 2015; provided that if the date of the 2015 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2015 AGM, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2015 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2015 AGM is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2015 AGM, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. AudioCodes may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2015 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company first distributed this proxy statement and the enclosed form of proxy on October 22, 2014, and will mail the same to shareholders. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

The Company’s annual report for the fiscal year ended December 31, 2013 filed on Form 20-F with the SEC on March 26, 2014, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of AudioCodes’ website at www.audiocodes.com. In addition, the Company has filed a number of press releases on Forms 6-K. Shareholders may download a copy of these documents without charge at www.audiocodes.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors

Stanley Stern

Chairman of the Board

Dated: October 22, 2014